UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                        MER Telemanagement Solutions Ltd.
                        ---------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.1 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M69676 10 0
                                   -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 29, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M69676 10 0

1   NAME OF REPORTING PERSON: Lior Salansky

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [ ]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israeli

NUMBER OF         7     SOLE VOTING POWER: 1,190,280 Ordinary Shares*
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 0 Ordinary Shares
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: 1,190,280 Ordinary Shares*
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  0 Ordinary Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,190,280 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.7%**

14  TYPE OF REPORTING PERSON:  HC

-----------------

* Includes 60,424 Ordinary Shares issuable upon the exercise of warrants issued to the Reporting Person exercisable as of October 1, 2008 and within 60 days thereafter.

** Based on 6,682,912 Ordinary Shares that the Issuer advised were issued and outstanding as of October 1, 2008.

Item 1. Security and Issuer
        -------------------

         This Amendment No. 1 to the Statement on Schedule 13D dated relates to the Ordinary Shares, par value NIS 0.1 per share (the "Ordinary Shares"), of Mer Telemanagement Solutions Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 22 Zarhin Street, Ra'anana 43662, Israel.

Item 2. Identity and Background
        -----------------------

         ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         This Statement is being filed by Mr. Lior Salansky, a citizen of Israel. Mr. Salansky serves as President of the Issuer and a member of its board of directors. Mr. Salansky's business address is 22 Zarhin Street, Ra'anana 43662, Israel.

         During the last five years, Mr. Salansky has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         Mr. Salansky purchased an aggregate of 87,796 Ordinary Shares of the Issuer under a Share Purchase Agreement dated September 28, 2008, among the Company, Mr. Salansky and other Purchasers named therein. The aggregate purchase price for such 87,796 Ordinary Shares was $100,000, all of which amount was paid by the Reporting Person from his personal funds.

Item 4. Purpose of Transaction.
        -----------------------

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         The 87,796 Ordinary Shares purchased by Mr. Salansky were purchased for investment purposes. Mr. Salansky currently does not have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         (a) Mr. Salansky is the beneficial owner of 1,190,280 Ordinary Shares of the Issuer, which constitute approximately 17.7% of the 6,682,912 Ordinary Shares of the Issuer that the Issuer advised were issued and outstanding as of October 1, 2008. Of such shares, (i) 1,129,856 Ordinary Shares were held of record by the Reporting Person; and (ii) 60,424 Ordinary Shares were issuable upon the exercise of warrants issued to the Reporting Person exercisable as of October 1, 2008 and within 60 days thereafter.

         (b) Mr. Salansky has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,190,280 Ordinary Shares of the Issuer beneficially owned by him.

         (c) During the past 60 days, Mr. Salansky purchased 87,796 Ordinary Shares of the Issuer under a Share Purchase Agreement dated September 28, 2008, among the Company, Mr. Salansky and other Purchasers named therein. Except for such transaction, Mr. Salansky has not effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

         (d) No person other than Mr. Salansky has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in Item 5(c).

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        -----------------------------------

         None.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

         None.

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


         Date: October 7, 2008



                                            /s/Lior Salansky
                                            ----------------
                                            Lior Salansky